1st Annual
Investment Conference
ALL PROCEEDS benefit financial literacy education for area youth through Make A Difference – Wisconsin

Wednesday, June 10, 2009	3:00 – 3:30 pm Registration | 3:30 – 6:00 pm Program | 6:00 pm Networking Reception
InterContinental Hotel | 139 E. Kilbourn Avenue | Milwaukee

What is one good investment idea worth?
This conference is a must-attend if you’re ready for 7 answers to that question.

A mix of “Wall Street Week” and the Ira Sohn Investment Research Conference in New York, the first annual MAD-WI Investment Conference is for investment professionals and investors of all experience levels. This impressive lineup of leading area investment professionals is prepared to deliver a terrific afternoon of investment idea sharing. What a way to end your work day!

Amy Croen, CFA, Co-Founder, Co-President, and Principal for	John K. Reinke, CFA, Director of Generation Growth Capital, Inc.,
Geneva Capital Management Ltd. Croen, a Portfolio Manager on	a Milwaukee-based private equity fund. Reinke was recently recognized
Geneva’s $800 million midcap equity portfolio, was recently named one	by The Business Journal of Milwaukee as one of its “40 under 40.”
of Wealth Manager’s “Top 50 Women in Wealth Management”. Geneva
was recognized as Investment Advisor’s 2009 SMA (Separately
Managed Account) Midcap Equity Manager of the Year.

Richard Imperiale, Founder and President of the Uniplan	Ignatius l. Smetek, CFA, President and Chief Executive Officer
Companies. Author of “Getting Started in Real Estate Investment	of Arcataur Capital. Smetek manages Arcataur Large Capitalization
Trusts.” Uniplan specializes in managing equity-income, REIT and	Portfolio, the overall Arcataur Managed Balance Portfolios and the equity
micro cap specialty portfolios.	portion of the Arcataur Managed Balance Portfolios. Barron’s has
previously rated him a top multi-asset manager.

Ted D. Kellner, CFA, Chairman, CEO, and Portfolio Manager for	Mary Ellen Stanek, CFA, Managing Director and Director of Asset
Fiduciary Management, Inc. Fiduciary manages $4.3 billion in client	Management for Robert W. Baird & Co. and President of the Baird Funds.
assets, including the FMI Common Stock Fund and the FMI Large Cap	A pioneer for women in finance, she is responsible for the development
Fund, both of which were ranked by the Wall Street Journal in the top	and portfolio management of all proprietary asset management services
five funds for 2008 within their peer groups.	and co-manages several fixed income mutual funds.

Bill Nasgovitz, Founder, President and Portfolio Manager of
Heartland Advisors, Inc. Despite varying market conditions, Nasgovitz has remained dedicated to the strict value disciplines and his proprietary
“10 Principles of Value Investing™”. A 40-year veteran of small-cap investing, he has been featured in The Wall Street Journal, Barron’s
Money, and Wall Street Week with Louis Rukeyser.

MAIL-IN/CHECK REGISTRATION FORM ATTACHED: (Mail-in registrations preferred as it saves Make A Difference online transaction charges) or register online at http://makeadifferencewisconsin.org/registration.php

$150 on or before May 30 | $175 after May 30 | $125 Active/paid members of the Financial Planning Association and CFA Society of Milwaukee
$ 75 Active MAD-WI volunteers (who have taught or are teaching courses 2008 or 2009)

Registration is fully tax deductible. Make A Difference – Wisconsin is a non-profit 501(c)3 organization dedicated to providing Milwaukee-area youth with the financial management tools needed for success. Your support provides financial education at a critical time of economic challenges and impacts both children’s lives as well as the financial health of our community. Funds raised from this event will allow Make A Difference – Wisconsin to mobilize a volunteer force of over 500 who will provide in-school financial education to thousands of local high school students.
Presenting Sponsor: